March 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Anuja A. Majmudar
Mr. Timothy S. Levenberg

Re:	Silver Spike Acquisition Corp. II
Registration Statement on Form S-1
Filed March 5, 2021 (as amended)
Registration No. 333-252803

Dear Ms. Majmudar and Mr. Levenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Silver Spike Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 10, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1,750 copies of the Preliminary Prospectus, dated March 5, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED
as Representative of the Several Underwriters

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]